Infrastructure, buildings, environment, communications	ARCADIS NV Utrechtseweg 68 P.O. Box 33 6800 LE Arnhem The Netherlands Tel +31 26 3778 292 Fax +31 26 4438 381 www.arcadis-global.com

PRESS RELEASE

ARCADIS SELECTED FOR PRESTIGIOUS CHANNEL PROJECT IN FRANCE

ARNHEM, The Netherlands—November 29, 2004—ARCADIS (NASDAQ: ARCAF, EURONEXT: ARCAD), the international consultancy and engineering company, today announced that a consortium in which it is a partner has been awarded a contract for the hydraulic design of one of Europe's biggest water projects: a channel that will link the harbors of Antwerp and Paris. This 105-km 'Canal Seine Nord' will contain 6 or 7 locks. The consortium will conduct a hydraulic and water management survey and is responsible for the design of the locks. The total project value is € 2.6 billion. The contract value for the consortium will be € 3 million with a contract time until August 2006. Beside ARCADIS, the consortium also consists of the French consultancy firms Sogreah and Ingerop and a couple of Dutch partners.

The purpose of the channel link between Antwerp and Paris is to become an important transportation alternative on the North-South route. The 'Canal Seine Nord' has been mentioned by the French government as one of the 50 biggest infrastructure problems that need to be solved before 2025. The locks will each be 200 meters and bridge a water drop from 10 to 30 meters. According to ARCADIS specialists, locks of this size are seldom built. For this assignment, water specialists and engineers of ARCADIS France and The Netherlands will work closely together.

Michiel Jaski, member of the executive board of ARCADIS, says this assignment is a typical ARCADIS one. "It is a beautiful combination of our extensive hydrodynamic and civil engineering expertise on which we brought together our finest experts. It doesn't happen often that such huge waterways are being developed in Europe, especially waterways that consist of locks of this size. Therefore, we are proud to contribute to this prestigious project."

ARCADIS is a leading, global, knowledge-driven consultancy and engineering company, active in the fields of infrastructure, environment and buildings. With client success central to our total business approach, we fulfill project or program needs from concept to completion and beyond. Together, we generate € 850 million in annual revenues. There are 9,000 of us, results-oriented people, continually investing in our skills to maximize value while creating viable solutions.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company's actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company's ability to acquire and execute projects. These are other risks are described in ARCADIS' filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact:
Marc Lamers of ARCADIS at *31-26-3778286 or e-mail at m.c.j.lamers@arcadis.nl
Visit us on the internet: www.arcadis-global.com